SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 15, 2017

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, nº 111, 33º andar

Centro – Rio de Janeiro

Ref.:   Official Letter 269/2017/CVM/SEP/GEA-1

Dear Managers,

With regard to Official Letter no. 269/2017/CVM/SEP/GEA-1, whereby you request from Braskem S.A. (“Braskem” or “Company”) clarifications on the news report entitled “Balanço da JBS do 2º trimestre virá sem revisão do auditor” [JBS second-quarter Balance sheet to be released unreviewed by the auditor], published on Valor Online on August 10, as follows:

Dear Managers,

 With regard to the material fact notice of the company dated March 28, 2017, submitted through the empresas.net system and to the news report dated August 10, 2017, published on Valor Online, entitled “Balanço da JBS do 2º trimestre virá sem revisão do auditor,” which states the following:

“[...]

Petrochemical producer Braskem is in a similar situation. The Odebrecht group company has not reported audited financial statements since its results for fiscal year 2016, for which reason it is traded on B3 as a company in a ‘special situation.’ The company has been reporting unaudited data to the market.”

In this regard, we request the company’s statement with regard to if there is any projected date for the reporting of its audited financial statements (Annual Financial Statements as of 12.31.2016, and Quarterly Financial Statements as of 3.31.2017 and 6.30.2017).

As requested, Braskem clarifies to the market that, in accordance with the Material Fact released on the date hereof, the joint work with the independent auditors has been concluded. Therefore, the Company filed, on the date hereof, its audited financial statements for fiscal year 2016 and its reviewed quarterly financial statements for the first and second quarters of 2017, prepared in accordance with Brazilian law.

For more information, contact Braskem’s Investor Relations Department by calling +11 (3576-9531) braskem-ri@braskem.com.br or sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

BRASKEM S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.